Crosswind Renewable Energy Corp.

2025 29th Place, #200

Aventura, Fla 33180

June 28th, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington DC 20549

Re:	Crosswind Renewable Energy Corp.
Form 10 Amendment No.3 filed May 28th, 2021
Originally Filed January 19th, 2021 File No. 000-26439

Dear Sirs:

Crosswind Renewable Energy Corp (“CWNR” or the "Company") acknowledges receipt of the letter dated June 14th, 2021 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC").

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Amendment to No.3 to Form 10 filed May 28th, 2021

Business of the Issuer, page 1

1.

1. Reference is made to the first paragraph. Please file a copy of the Secured Convertible Promissory Note as an Exhibit. Describe the material terms of the Note in this section and name the Institutional Investor.

2. As previously requested, please indicate that the letters of intent are non-binding.

3. We previously requested copies of the LOI for the property in Jacksonville, FL and the LOI for a property in St. Petersburg, FL with Horton. You have not yet provided these. Please provide us with these documents or remove the reference in the second paragraph.

Response: Said section has been revised to include the terms of the loan agreement with the institutional investor (Leonite Capital LLC), and copy of said Agreement is attached as an Exhibit to the Amended Form 10. With regard to the LOIs previously mentioned, in light of the fact that the two sides have not progressed any further, references to both the other entities and any non-binding agreements have been removed pursuant to your Comments. This assessment was made as the issuer cannot claim that these relationships, while desirable, are any more probable than not, given the amount of time which has passed and the fact that the Issuer has not executed one piece of paper which obligates it to any extent. At the point of executing any binding agreement, Notice shall be given by way of an 8K, or, Amendment to this Form 10 should that happen prior to being deemed “Effective”. Undersigned earnestly believes this gives the public a clearer and more accurate assessment of the Issuer’s business as it now stands.

Overview, page 1

2.	Please indicate that the "Joint Venture Agreement with Horton Homes is a "Proposed" agreement. Please also indicate that the Proposed Agreement is with the "Horton Group", not "Horton Homes". Finally, supplementally provide us with support that they are a "nationally known homebuilder." We may have additional comments.

Response:   See Answer to #1 supra. Likewise, and for the same reasons, all references to Horton Homes or the Horton Group have been removed. Given the amount of time and energy each has put into their discussions, that fact that there is no binding document to date overtly calls into question just how probable or likely this will be. Should matters move forward, an 8K (or Amended Form 10 with Exhibits) will be forthcoming.

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: 866 692-6847.

/S/ Charles Arnold

Charles Arnold, Dir., CEO

Crosswind Renewable Energy Corp.